sembcorp RECEIVED

2008 JUL 29 A 11: 21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

11 July 2008

08004021

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BEST AVAILABLE COPY

SUPPL

Dear Sirs

Sembcorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUL 31 2008
THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

dw 7/30

C jesstan.SgxnctAnn/SECltr

PRESS RELEASE

sembcorp

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP STRENGTHENS WATER BUSINESS IN NORTHERN CHINA WITH JOINT VENTURE TO ACQUIRE THREE WATER WORKS FACILITIES IN SHENYANG

-Signing of agreement witnessed by Singapore's Minister for Finance and Acting Minister for Manpower

SHENYANG, July 11, 2008 – Sembcorp Industries (Sembcorp), through its wholly-owned subsidiary Sembcorp Utilities, has entered into an equity joint venture (EJV) agreement with the Shenyang Economic & Technological Development Zone Development Company (SEDZDC) to acquire, expand, own and operate three water works facilities, as well as a water intake system and distribution network within the Shenyang Economic & Technological Development Zone (SEDZ) in Liaoning Province, China. The water works facilities have a total design capacity of 160,000 cubic metres per day and will serve mainly industrial customers in the SEDZ. Under the agreement, the newly-formed EJV has also been granted exclusive concession rights to supply water to the current developed area in the SEDZ spanning roughly 90 square kilometres, as well as future expansions to the SEDZ. The concession rights are for a period of 30 years, with the option to renew for a further 20 years.

This investment is set to strengthen Sembcorp's water business in northern China. Sembcorp had previously entered the Shenyang water market with an industrial water supply network announced in April 2008. With the addition of this new project, Sembcorp will be well-positioned to grow its water services in the SEDZ to provide customers with a whole range of water solutions.

Sembcorp will hold an 80% stake in the EJV, which will have a total investment of approximately RMB 330 million (equivalent to approximately S$66 million). The remaining 20% stake will be held

by SEDZDC. The investment will be funded by a mixture of debt and equity. The EJV plans to finalise its acquisition of the water assets in the second half of 2008.

The EJV agreement was signed today in Shenyang during International Enterprise Singapore's ministerial business mission to Liaoning Province, China, for which Mr Tang Kin Fei, Sembcorp's Group President & CEO, served as mission leader. The signing was witnessed by Mr Tharman Shanmugaratnam, Singapore's Minister for Finance as well Mr Gan Kim Yong, Singapore's Acting Minister for Manpower.

Commenting on the deal, Mr Tang said, "This investment expands Sembcorp's presence in China, one of our key growth markets. In particular, it will strengthen our water business in northern China, in line with our strategy to establish and grow beachheads at strategic locations. Currently we are already located along the Yangtze River, as well as in northern and north-eastern China. We also recently announced our intention to develop a new beachhead in Qinzhou, Guangxi, in southern China."

This investment does not have a material impact on the earnings per share and net tangible asset per share of Sembcorp Industries for the financial year ending December 31, 2008.

For analysts' and media queries please contact:

NG Lay San (Ms)
Senior Manager, Investor Relations
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

FOCK Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8.7 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

ABOUT SEMBCORP'S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp's utilities offering. These capabilities have been successfully exported to key overseas markets. Today, Sembcorp owns and operates wastewater treatment, water recycling and water treatment facilities in Singapore, China, the United Kingdom and the United Arab Emirates (UAE). Globally, Sembcorp manages water facilities exceeding four million cubic metres per day in capacity, both in operation and under development, including approximately 64 million gallons per day (293,000 cubic metres per day) of high grade recycled water. Sembcorp's industrial wastewater treatment facilities worldwide have an existing combined capacity of over 30 million gallons per day (140,000 cubic metres per day) in operation and under construction.

Sembcorp's broad expertise in industrial wastewater treatment encompasses the ability to treat highly concentrated wastewater as well as high salinity wastewater using advanced biological treatment processes. The company also has desalination capabilities of 100 million gallons per day (450,000 cubic metres per day) within its combined water-and-power plant in Fujairah, UAE and has good experience in both reverse osmosis and thermal processes for seawater desalination. Besides wastewater treatment and desalination, Sembcorp's water services include providing various industrial grade waters to chemical and petrochemical clients in petrochemical and chemical zones. These

include high grade industrial water, demineralised water, seawater, cooling water, raw water and fire-fighting water.

ABOUT SHENYANG ECONOMIC DEVELOPMENT ZONE (SEDZ)

The Shenyang Economic and Technological Development Zone Park was built in 1988 and elevated to the rank of state-level development zone in 1993. The Park was subsequently merged with the former Shenyang Xihe Development Area and re-organised to form the present Shenyang Economic Development Zone (SEDZ). The SEDZ is based in Shenyang, the capital of Liaoning Province, a traditional industrial base of China and the largest commercial and logistics centre in Northeast China. With an area of 444 square kilometres, the SEDZ includes a chemical industrial park and a metallurgical industrial park.

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	11 July 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	155,625	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	5,619,671
		After change	5,464,046
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.315%
		After change	0.306%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$655,741.50	

Kwong Sook May
Company Secretary

July 11, 2008

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	4 July 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	27,000	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	5,646,671
		After change	5,619,671
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.316%
		After change	0.315%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$113,767.20	

Kwong Sook May
Company Secretary

July 4, 2008

END